                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-27986


                                  (Check One):

 [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

      For Period Ended:    December 31, 1999

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

      For the Transition Period Ended: -----------------------------------------

--------------------------------------------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         PART I--REGISTRANT INFORMATION

--------------------------------------------------------------------------------


      Full Name of Registrant:       ITEQ, INC. (THE "COMPANY")

      Former Name if Applicable:

           2727 ALLEN PARKWAY, SUITE 760
--------------------------------------------------------------------------------
      Address of Principal Executive Office (Street and Number)

           HOUSTON, TEXAS 77019
--------------------------------------------------------------------------------
      City, State and Zip Code

--------------------------------------------------------------------------------

                        PART II--RULES 12B-25 (B) AND (C)
--------------------------------------------------------------------------------



      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

                               PART III--NARRATIVE
--------------------------------------------------------------------------------



           State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Company is currently in negotiations with its lenders regarding several covenants in its credit agreement. Those negotiations will take several more days. The negotiations relating to those covenants will have a material effect on the classification of the Company's debts. Therefore, the Company feels that any disclosure provided prior to the negotiation of those covenants would be incomplete and misleading. The Company anticipates that the financials should be ready within the next ten days. At that time, the Company will file the complete Form 10-K for the fiscal year ended December 31, 1999.

--------------------------------------------------------------------------------

                           PART IV--OTHER INFORMATION
--------------------------------------------------------------------------------


      (1) Name and telephone number of person to contact in regard to this notification

T. William Porter                             713               226-0635
--------------------------------------------------------------------------------
(Name)                                    (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   ITEQ, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 2000                       By: /s/ Donald Schortgen
     ----------------------                   --------------------------
                                                Donald Schortgen, Vice President
                                                and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          PART IV, ITEM (3) EXPLANATION
--------------------------------------------------------------------------------

      For the year ended December 31, 1999, the Company expects to report a loss of $77.1 million compared to a loss of $.2 million for the year ended December 31, 1998. This reduction in earnings was attributable to a $42.2 million noncash charge to earnings for impairment of long-lived assets, losses incurred in the sale of certain operating assets and the decline in the storage tank business resulting from depressed oil prices during 1999.